Exhibit 99.1

Perfect Corp. and Provident Acquisition Corp. Announce Approval of Business Combination by Provident’s Shareholders

- Merger to Deliver approximately US$119 million in Gross Proceeds to Support Perfect’s Growth

- Perfect and Provident Expect to Close the Business Combination on October 28, 2022

- Perfect’s Shares and Warrants Expected to Begin Trading on the NYSE on October 31, 2022 under Ticker Symbols "PERF" and “PERF WS,” respectively

NEW YORK – October 25, 2022 – Perfect Corp. (“Perfect”), a global leader in providing augmented reality (“AR”) and artificial intelligence (“AI”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, and Provident Acquisition Corp. (Nasdaq: PAQC; "Provident"), a special purpose acquisition company, today announced that their previously announced business combination (the “Business Combination”) was approved at an extraordinary general meeting (the “EGM”) of Provident’s shareholders on October 25, 2022.

Complete official results of the vote will be included in a current report on Form 8-K to be filed by Provident with the U.S. Securities and Exchange Commission (the “SEC”) today.

The Business Combination is expected to close on October 28, 2022. Upon such closing, the listed company resulting from the Business Combination will be called Perfect Corp. and its shares and warrants are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the ticker symbols “PERF” and “PERF WS,” respectively, on October 31, 2022.

Perfect is a market leader in the global beauty tech sector, with over 400 beauty brands, including 17 of the world’s top global 20 beauty groups, utilizing Perfect’s AR and AI SaaS solutions in 80 countries globally, as of December 31, 2021, according to Frost & Sullivan. Every year, Perfect enables over 10 billion virtual try-ons of consumer products in a wide range of merchandise categories, including cosmetics, skincare, hair colors, and fashion accessories.

Upon completion of the Business Combination, Perfect intends to focus on accelerating its global expansion, extending Perfect’s industry coverage from beauty and fashion to tangential sectors, and augmenting its innovative AR and AI SaaS solutions, including product try-on and digital consultation solutions.

Alice Chang, Founder and Chief Executive Officer of Perfect, commented, “This is a momentous day for Perfect, our colleagues, and our partners. Since our inception seven years ago, we have dedicated ourselves to transforming the global beauty industry, to infusing entertainment into shopping, and to protecting the environment while delivering an enjoyable product try-on experience to consumers. The result of today’s EGM of Provident provides us with financial resources to drive the next level of growth, and the opportunity to capitalize on rapidly changing market dynamics at a pivotal time for beauty and fashion industries. I am proud of what Perfect has achieved, and excited about the possibilities our partnership with Provident delivers to us."

Michael Aw, Chief Executive Officer of Provident, commented, “We are delighted that our shareholders recognized the value that Perfect brings to the combined business and the exciting opportunities that lie ahead. Provident is proud to partner with a company that is reshaping the beauty and fashion industries through its global leadership in AR and AI technology. We look forward to working with Perfect as we begin our journey as a NYSE-listed company.”

Transaction Details

Under the terms of the business combination agreement between Perfect and Provident, the transaction sets Perfect’s enterprise value at approximately US$1.02 billion. The Business Combination is expected to provide Perfect with approximately US$119 million in gross proceeds.

The PIPE transaction is backed by blue-chip investors including CHANEL, CyberLink, Shiseido, and Snap as well as reputable financial investors. The forward purchase agreements were entered into at the time of Provident’s initial public offering and committed by long-term institutional investors Ward Ferry Management and other investors including an affiliate of Provident. Cash proceeds from the proposed Business Combination will be used to support Perfect’s global expansion of its AR and AI SaaS solutions, market expansion beyond beauty and fashion industries, business operations, research and development, and general corporate purposes.

Advisors

Sullivan & Cromwell LLP is serving as legal counsel to Perfect. Davis Polk & Wardwell LLP is serving as the legal counsel to Provident.

About Perfect Corp.

Founded in 2015, Perfect is a global leader in providing AR and AI SaaS solutions to beauty and fashion industries. Utilizing facial 3D modeling, and AI deep learning technologies, Perfect empowers beauty brands with product try-on, facial diagnostics, and digital consultation solutions to provide consumers with an enjoyable, personalized, and convenient omnichannel shopping experience. Today, Perfect has the leading market share in helping the world’s top beauty brands execute digital transformation, improve customer engagement, increase purchase conversion, and drive sales growth while maintaining environmental sustainability and fulfilling social responsibilities. For more information, visit https://www.perfectcorp.com/business.

About Provident Acquisition Corp.

Affiliated with Provident Capital, Provident is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses. Provident’s sponsor team combines over 85 years of experience in investment, technology, and beauty industries to bring an innovative global technology leader to the public capital market. Led by Winato Kartono as the executive chairman, Michael Aw as the CEO and CFO, and Andre Hoffmann as the president, Provident seeks to complete business combinations with companies headquartered in Asia but with global footprints, proven technologies, and leading market share. To learn more, visit http://www.paqc.co.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed Business Combination, the anticipated enterprise value of the combined company following the consummation of the proposed Business Combination, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed Business Combination, anticipated benefits of the proposed Business Combination and expectations related to the terms and timing of the proposed Business Combination are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there are risks and uncertainties described in the definitive proxy statement / prospectus relating to the proposed Business Combination, which was initially filed with the SEC on September 30, 2022, and as amended or supplemented from time to time, and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that have been or may be instituted against Perfect, Provident, the combined company or others following the announcement of the business combination or shareholders’ approval thereof; the inability to complete the business combination due to the default in any forward purchase agreement, PIPE subscription agreement or failure to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Perfect or Provident as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with brands, customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Perfect’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; unforeseen developments in the relatively new and rapidly evolving markets in which Perfect operates, competition in the markets in which Perfect operates or plans to operate, including with competitors who have significantly more resources; ability to retain and expand sales to existing brand customers and individual app users or attract new brand customers and new app users, or if users decrease their level of engagement with our brand customers or Perfect’s apps; ability to monetize Perfect’s apps to generate sustainable revenue; ability to make continued investments in Perfects AI and AR-powered technologies; the need to attract, train and retain highly-skilled technical workforce; reliance on certain platforms for payment processing; user misconduct or misuse of Perfect’s apps; security breaches of improper access to data or user data; reliance on a limited number of cloud storage service providers; reliance on third-party proprietary or open-source software; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of brand partners for a significant portion of Perfect’s revenue; use of a dual-class structure by the combined company; interests of certain Perfect shareholders may differ from those of investors in the combined company; internal control over financial reporting and ability to remediate any significant deficiencies or material weaknesses; changes in laws and regulations related to privacy, cybersecurity and data protection; ability to enforce, protect and maintain intellectual property rights; geopolitical, regulatory and other risks associated with Perfect’s operations in the Republic of China and the People’s Republic of China; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the definitive proxy statement/prospectus, as amended or supplemented, filed by Provident with the SEC and those included under the heading of “Risk Factors” in its annual report on Form 10-K for year ended December 31, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.

Additional Information and Where to Find It

In connection with the Business Combination, Perfect has filed relevant materials with the SEC, including the definitive proxy statement / prospectus relating to the proposed Business Combination, which was initially filed with the SEC on September 30, 2022, and as amended or supplemented from time to time, and will file other documents regarding the Business Combination with the SEC. Provident's shareholders and other interested persons are advised to read the definitive proxy statement/prospectus, as amended or supplemented, and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about Perfect, Provident and the Business Combination. The documents filed by Provident and Perfect with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Contacts

Investor Relations
Robin Yang, Partner
ICR, LLC
Email: Investor_Relations@PerfectCorp.com
Phone: +1 (646) 880 9057

Public Relations
Brad Burgess, SVP
ICR, LLC
Email: press@PerfectCorp.com
Phone: +1 (646) 308 1649

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